invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-2142

04030978

RLS Admin/Letters/2004/0046/vhb

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL RECEIVED
JUN 22 2004
WASH. D.C. 181 SECTION

SUPPL

17 June 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interest in Shares.

Yours faithfully,

PROCESSED
JUN 24 2004
THOMSON FINANCIAL

John R W Clayton
Company Secretary

dw 6/24

Copy to: Mr. S. Ahmad
Mr. M. Downing

News Alert

Invensys PLC - Holding(s) in Company

RNS Number:8934Z
Invensys PLC
17 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, LLC

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a

non-beneficial interest or in the case of an individual holder if it is

a holding of that person's spouse or children under the

The registered holders of the shares in which Brandes Investment

Partners, LLC has an interest are approximately 630 custodian banks

unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

11 June 2004

11) Date company informed

17 June 2004

12) Total holding following this notification

914,489,222

13) Total percentage holding of issued class following this notification

16.1%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and

Communications 020 78213539

16) Name of company official responsible for

making this notification

Jaime Tham, Assistant Secretary

Date of notification: 17 June 2004

This information is provided by RNS

The company news service from the London Stock Exchange
END

HOLSFUFMWSLSELM

Please click here for Hemscott Price Alerts

Supplied by Hemscott
Finsbury Tower,
103-105 Bunhill Row,
London EC1Y 8TY
Tel: +44 (0)20-7496 0055
Fax: +44 (0)20-7847 1719
http://www.hemscott.net

Invensys plc

Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RLS Admin/Letters/2004/0044/vhb

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

16 June 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed five notifications released to the London Stock Exchange concerning

(a) Invensys in tender offer for loan notes due 2007
(b) Tender Offer
(c) Invensys completes Powerware sale for US$560m
(d) Notifications of interests of Directors and Connected Persons
(e) Invensys sells Powerware for USA$560m

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

"NewsAlert@hemscott.co.uk" <NewsAlert
16/06/2004 07:40

To: "" <venetia.brown@invensys.com>
cc:
Subject: Invensys in tender offer for loan notes due 2007

News Alert

•Hemscott •Hemscott Invest

Invensys in tender offer for loan notes due 2007

•Website •Fundamentals •Share Price

LONDON (AFX) - Invensys PLC said it began a tender offer for a portion of outstanding 7-1/8 pct notes due 2007 in order to reduce its debts.

The company will buy back between 117.8 mln and 122.1 mln usd of notes in the offer.

Noteholders are being invited to submit offers to sell the notes at a price between 965-1,000 usd per 1,000 usd principal amount.

Invensys is also offering to pay an additional 10.00 usd per 1,000 usd principal amount for all notes validly tendered before 5.00 pm New York time on June 28.

This would take the total consideration for the notes to a minimum of 975 usd and a maximum of 1,010 usd.

The notes were issued by the company under its former name Siebe.

newsdesk@afxnews.com

ak/

"NewsAlert@hemscott.co.uk" <NewsAlert

16/06/2004 07:14

To: "" <venetia.brown@invensys.com>
cc:
Subject: Invensys PLC - Tender Offer

News Alert

•Hemscott •Hemscott Invest

Invensys PLC - Tender Offer
•Website •Fundamentals •Share Price

RNS Number:8065Z
Invensys PLC
16 June 2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO ITALY

16 June 2004

Invensys announces tender offer for 7 1/8% notes due 2007

Invensys plc ("Invensys" or the "Company") announced that it has commenced a tender offer for a portion of outstanding 7-1/8% notes due 2007 issued by the Company under its former name Siebe plc.

The Company is inviting holders to submit offers to sell notes, at a price determined by each holder, within a range of $965.00 to $1,000.00 per $1,000 principal amount (the "Offer Price"), upon the terms and conditions specified in the Offer to Purchase dated June 15, 2004. In addition, the Company is offering to pay $10.00 per $1,000 principal amount of notes (the "Early Tender Payment") for all notes that are validly tendered prior to 5:00 p.m., New York City time,

on June 28, 2004 (the "Early Tender Date") and that are purchased in the tender offer. Accordingly, the total consideration for the notes, including Offer Price and Early Tender Payment, amounts to a minimum of $975.00 per $1,000 principal amount of notes and a maximum of $1,010.00 per $1,000 principal amount of notes.

This offer is being made to enable the Company to reduce the amount of its outstanding indebtedness and its ongoing debt service obligations.

The Company is making the tender offer by way of a "Modified Dutch Auction" procedure. Under this procedure, the Company will accept notes offered for sale in the following order: first, offers to sell notes at an Offer Price of $965.00 per $1,000 principal amount and continuing with offers to sell notes in order of increasing Offer Price, until the Company has spent approximately $119.0 million. The Company will pay to all holders whose offers are accepted the highest Offer Price specified for notes that are accepted for purchase by the Company (the "Clearing Price"), even if that price is higher than the price offered by such holder. If the aggregate principal amount of notes offered at the Clearing Price exceeds the maximum principal amount of notes that may be accepted by the Company at the Clearing Price under the foregoing procedure, acceptances of offers at the Clearing Price will be allocated among holders on a pro rata basis according to the principal amount so offered. The determination of whether the $119.0 million aggregate spending limit has been exceeded will be based on the aggregate Offer Price and applicable Early Tender Payments (but excluding payment of accrued interest).

Accordingly, holders whose notes are accepted for purchase will receive the Clearing Price plus, in the case of notes tendered prior to the Early Tender date, the Early Tender Payment. In addition, all Holders whose notes are

accepted for purchase will receive accrued and unpaid interest to, but not including, the settlement date.

Based on the above price range, and available net proceeds of $119.0 million, the maximum principal amount of notes the Company may purchase pursuant to the tender offer is from $117.8 million (based on the maximum Offer Price of $1,000, plus the Early Tender Payment) to $122.1 million (based on the minimum Offer Price of $965.00, plus the Early Tender Payment).

The tender offer will expire at 5:00 p.m., New York City time, on July 15, 2004, unless extended or earlier terminated (the "Expiration Date"). Tenders of notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on June 28, 2004.

The terms and conditions of the tender offer are set forth in the Company's Offer to Purchase dated June 15, 2004. This press release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell any notes. The offer may only be made pursuant to the terms of the Offer to Purchase.

The Company has engaged Banc of America Securities LLC to act as exclusive dealer manager and solicitation agent in connection with the tender offer. Questions regarding the offer may be directed to Banc of America Securities LLC, High Yield Special Products, at 888-292-0070 (US toll-free) and 704-388-9217 (collect). Requests for documentation may be directed to Global Bondholder Services at (866) 807-2220 (US toll-free) and (212) 430-3774 (collect).

For more information please contact:

Invensys	Brunswick
Mike Davies	Nick Claydon / Mike Smith
+ 44 (0) 20 7821 3538	+44 (0) 20 7404 5959

About Invensys plc

Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.

Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries. Eurotherm is a leading supplier of control and measurement instrumentation solutions and services to industrial and process customers. APV specialises in process equipment engineered into systems and asset services for food, beverage, personal care, pharmaceutical and chemical clients. Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems. Climate Controls is a major provider of the components, systems and services used across the world to make commercial and residential environments safer, more comfortable and more efficient. Appliance Controls has the broadest system and component offering for the appliance industry worldwide.

The Invensys Group is headquartered in the UK and listed on the London Stock Exchange. With over 35,000 employees operating in 60 countries, Invensys helps customers to improve their performance and profitability, building value for end users and shareholders alike.

For more information, visit www.invensys.com

The tender offer, to the extent made in the United Kingdom, will be directed only at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (the "Order") and (ii) persons falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The tender offer will not constitute an offer or an invitation for an offer or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase or acquire the Notes and will not constitute a public offer to buy or sell Notes in Luxembourg.

This information is provided by RNS

The company news service from the London Stock Exchange

END
TENILFFARLIELIS

"NewsAlert@hemscott.co.uk" <NewsAlert
10/06/2004 07:23

To: "" <venetia.brown@invensys.com>
cc:
Subject: Invensys PLC - Sale completion

News Alert

•Hemscott •Hemscott Invest

Invensys PLC - Sale completion
•Website •Fundamentals •Share Price

RNS Number:6118Z
Invensys PLC
10 June 2004

10 June 2004

Invensys completes Powerware sale for US$560m

Invensys plc announces that it has completed the sale of its Powerware business to Eaton Corporation, the diversified industrial manufacturer, for the previously agreed cash consideration of US$560m.

For more information please contact:

Invensys
Victoria Scarth / Mike Davies
+ 44 (0) 20 7821 3755

Brunswick
Nick Claydon / Mike Smith / Michael Farrant
+44 (0) 20 7404 5959

About Invensys plc

Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries

- including
hydrocarbons, chemicals, oil and gas, power and utilities, rail,
telecommunications, paper, food and beverage, dairy, pharmaceuticals and
personal care - to perform with greater efficiency, safety and
cost-effectiveness.

Process Systems (IPS) provides products, services and solutions for the
automation and optimisation of plant operation in the process industries.
Eurotherm is a leading supplier of control and measurement instrumentation
solutions and services to industrial and process customers. APV specialises in
process equipment engineered into systems and asset services for food, beverage,
personal care, pharmaceutical and chemical clients. Rail Systems is a
multinational leader in the design, manufacture, supply, installation,
commissioning and maintenance of safety-related rail signalling and control
systems. Climate Controls is a major provider of the components, systems and
services used across the world to make commercial and residential environments
safer, more comfortable and more efficient. Appliance Controls has the broadest
system and component offering for the appliance industry worldwide.

The Invensys Group is headquartered in the UK and listed on the London Stock
Exchange. With 39,000 employees operating in 60 countries, Invensys helps
customers to improve their performance and profitability, building value for end
users and shareholders alike.

About the Powerware business

The Powerware business is a leading global provider of comprehensive power
quality and power management solutions, primarily serving the computer,
telecommunications, financial, medical, government and corporate data service
industries. Powerware's installation, servicing, monitoring and control systems

and services help to provide clean and continuous power through single phase
uninterruptible power supply ("UPS") and direct current ("DC") systems and to
all products in the power quality segment. Powerware has a diversified
geographic customer base, offering its products and services in the Americas,
Europe and the Asia Pacific region.

Powerware is headquartered in Raleigh, North Carolina and operates 10
manufacturing facilities worldwide.

About Eaton Corporation

Eaton Corporation is a diversified industrial manufacturer with 2003 sales of
$8.1 billion. Eaton is a global leader in fluid power systems and services for
industrial, mobile and aircraft equipment; electrical systems and components for
power quality, distribution and control; automotive engine air management
systems and powertrain controls for fuel economy; and intelligent drivetrain
systems for fuel economy and safety in trucks. Eaton has 54,000 employees and
sells products to customers in more than 100 countries.

END
DISKGGGVLLGGDZM

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Adrian Nevil Hennah

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adrian Nevil Hennah

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares

7. Number of shares / amount of stock acquired

182,776

8. Percentage of issued class

0.0032%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary shares of 1p each

12. Price per share

16.25p

13. Date of transaction

2 June 2004

14. Date company informed

2 June 2004

15. Total holding following this notification

182,776

16. Total percentage holding of issued class following this notification

0.0032%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

25. Name of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

2 June 2004



Emma Sullivan
27/04/2004 10:24

To: Lisa Todd/LondonHQ/GB/Invensys@Invensys, Louisa Thomas/LondonHQ/GB/Invensys@Invensys, Jaime Tham/LondonHQ/GB/Invensys@Invensys, Carolyn Trousdale/LondonHQ/GB/Invensys@Invensys
cc:
Subject: Invensys PLC - Disposal - FYI

----- Forwarded by Emma Sullivan/LondonHQ/GB/Invensys on 27/04/2004 10:32 -----



"NewsAlert@hemscott.co.uk" <NewsAlert
27/04/2004 10:26

To: "" <emma.sullivan@invensys.com>
cc:
Subject: Invensys PLC - Disposal

HEMSCOTT

News Alert

•Hemscott •Hemscott Invest

Invensys PLC - Disposal
•Website •Fundamentals •Share Price (ISP users click here first)

RNS Number:0322Y
Invensys PLC
27 April 2004

27 April 2004

Invensys sells Powerware for US$560m

Invensys plc announces that it has signed an agreement to sell its Powerware business to Eaton Corporation for a gross cash consideration of US$560 million.
Proceeds from this disposal will be used to further reduce the Group's debt and legacy liabilities.

Powerware is a leading global provider of comprehensive power quality and power management solutions, primarily serving the computer, telecoms, institutional and corporate data service industries. In the year ended 31 March 2003, the

business reported sales of £463 million and operating profit1 of £23 million.
The net operating assets of Powerware which are the subject of the disposal were
£88 million at 31 March 2003 and goodwill at that date amounted to £507 million,
of which £363 million had been written off to reserves.

The transaction is expected to complete by the end of June.

The sale of the Powerware business is conditional upon, among other things, the
approval of Invensys Shareholders at an Extraordinary General Meeting. A
circular will be sent to the Shareholders in due course setting out full details
of the disposal and a notice of the Extraordinary General Meeting to consider
and, if thought fit, to approve the disposal.

Chief Executive Rick Haythornthwaite said,

"Following our successful refinancing, the sale of Powerware is another step in
the turnaround of Invensys and the strengthening of our balance sheet. Our focus
now is very much on driving the growth and profitability of the businesses that
we are retaining."

For more information please contact:

Invensys
Victoria Scarth / Mike Davies
+ 44 (0) 20 7821 3755

Brunswick
Nick Claydon / Ben Brewerton
+44 (0) 20 7404 5959

Notes:

1 Before exceptional items and goodwill amortisation, but after
charging pension costs.

About Invensys plc

Invensys is a global automation, controls and process solutions Group. Our
products, services, expertise and ongoing support enable intelligent systems to
monitor and control processes in many different environments. The businesses
within Invensys help customers in a variety of industries - including
hydrocarbons, chemicals, oil and gas, power and utilities, rail,
telecommunications, paper, food and beverage, dairy, pharmaceuticals and
personal care - to perform with greater efficiency, safety and

cost-effectiveness.

Process Systems (IPS) provides products, services and solutions for the automation and optimisation of plant operation in the process industries. Eurotherm is a leading supplier of control and measurement instrumentation solutions and services to industrial and process customers. APV specialises in process equipment engineered into systems and asset services for food, beverage, personal care, pharmaceutical and chemical clients. Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems. Climate Controls is a major provider of the components, systems and services used across the world to make commercial and residential environments safer, more comfortable and more efficient. Appliance Controls has the broadest system and component offering for the appliance industry worldwide. The Invensys Group is headquartered in the UK and listed on the London Stock Exchange. With 39,000 employees operating in 60 countries, Invensys helps customers to improve their performance and profitability, building value for end users and shareholders alike.

For more information, visit www.invensys.com

About the Powerware business

The Powerware business is a leading global provider of comprehensive power quality and power management solutions, primarily serving the computer, telecommunications, financial, medical, government and corporate data service industries. Powerware's installation, servicing, monitoring and control systems and services help to provide clean and continuous power through single phase uninterruptible power supply ("UPS direct current ("DC") systems and to all products in the power quality segment. Powerware has") and a diversified geographic customer base, offering its products and services in the Americas, Europe and the Asia Pacific region.

Powerware is headquartered in Raleigh, North Carolina and operates 10 manufacturing facilities worldwide.

This information is provided by RNS

The company news service from the London Stock Exchange

END
DISIRMMTMMBTBRI

This news story is brought to you by Hemscott

Please click here for Hemscott Price Alerts

Supplied by Hemscott
Finsbury Tower,
103-105 Bunhill Row,
London EC1Y 8TY
Tel: +44 (0)20-7496 0055
Fax: +44 (0)20-7847 1719
http://www.hemscott.net